NO ACT

PE
10-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070028

Received SEC
NOV 25 2008
Washington, DC 20549

November 25, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-25-08

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417

Re: Becton, Dickinson and Company
Incoming letter dated October 8, 2008

Dear Mr. Paranicas:

This is in response to your letters dated October 8, 2008, October 10, 2008, and October 22, 2008 concerning the shareholder proposal submitted to BD by Kenneth Steiner. We also have received letters on the proponent's behalf dated October 3, 2008 and October 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Becton, Dickinson and Company
Incoming letter dated October 8, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BD's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law.

We are unable to concur in your view that BD may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that BD may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that BD may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that BD may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that BD may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BD may omit portions of the supporting statement from its proxy materials under rule 14a-8(i)(3).

We are unable to concur in your view that BD may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that BD may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that BD may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that BD may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

-----Original Message-----
From: Gavin, Ryan M [mailto:RGavin@stblaw.com]
Sent: Wednesday, October 22, 2008 10:15 AM
To: CFLETTERS
Cc: Dean_J_Paranicas@bd.com
Subject: RE: Becton, Dickinson and Company - No-Action Letter Request (October 2, 2008)

Dear Sir or Madam,
On behalf of Becton, Dickinson and Company attached please find a copy of a cover letter addressed to Mr. Kenneth Steiner which accompanied BD's letter dated October 10, 2008 upon its second delivery attempt. Mr. Steiner was unavailable to sign for the letter upon the first delivery attempt. The October 10, 2008 letter attached to this new cover letter is not new material provided to the SEC. Rather, in compliance with Staff Legal Bulletin No. 14B, BD is providing the SEC all correspondence with the proponent. Please note that Mr. Chevedden, ostensibly on Mr. Steiner's behalf, has already responded to the October 10, 2008 letter from DB.

Please contact Mr. Dean J. Paranicas at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. Mr. Paranicas also may be reached by e-mail at dean_j_paranicas@bd.com, or by fax at (201) 847-5583.

Thank you,
Ryan Gavin

Ryan Gavin
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2098
Fax: (212) 455-2502
rgavin@stblaw.com

-----Original Message-----
From: Gavin, Ryan M
Sent: Thursday, October 02, 2008 11:47 AM
To: 'cfletters@sec.gov'
Cc: 'Dean_J_Paranicas@bd.com'
Subject: Becton, Dickinson and Company - No-Action Letter Request

Dear Sir or Madam,
On behalf of Becton, Dickinson and Company please find attached a no-action letter request with respect to a certain shareholder proposal and supporting statement submitted by Kenneth Steiner, with John Chevedden as his proxy, on August 22, 2008 for inclusion in the proxy materials Becton, Dickinson and Company intends to distribute in

connection with its 2009 Annual Meeting of Shareholders.

Please contact Mr. Dean J. Paranicas at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. Mr. Paranicas also may be reached by e-mail at dean_j_paranicas@bd.com, or by fax at (201) 847-5583.

Thank you,
Ryan Gavin

Ryan Gavin
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2098
Fax: (212) 455-2502
rgavin@stblaw.com

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD
Helping all people live healthy lives

VIA OVERNIGHT COURIER AND FIRST CLASS MAIL

October 21, 2008

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

We unsuccessfully attempted to deliver to you by overnight courier the enclosed copy of our letter to the Securities and Exchange Commission dated October 10, 2008 regarding your shareholder proposal referenced above. However, I note that Mr. Chevedden responded, ostensibly on your behalf. Accordingly, the enclosed copy of the letter is provided to you for your information.

Very truly yours,

Dean J. Paranicas

Enclosure

cc w/encls.: Mr. John Chevedden
Securities and Exchange Commission

#146856

1 Becton Drive
Franklin Lakes, New Jersey 07417
Tel: 201.847.6800
www.bd.co

BD
Helping all people
live healthy lives

October 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-action request dated October 2, 2008

Dear Sir or Madam:

This letter is respectfully submitted in response to John Chevedden's letter (ostensibly as proxy for the Proponent) dated October 3, 2008, with respect to the above-referenced no-action request (the "No-Action Request"). (All capitalized terms have the same meanings as in the No-Action Request.) Mr. Chevedden raises various grounds on which he objects to BD's request to be allowed to exclude the entire Proposal as well as to BD's alternate request to be allowed to exclude or cause to be revised certain portions of the Proposal. This letter will respond specifically to Mr. Chevedden's points.

Exclusion of the Entire Proposal

Regarding Mr. Chevedden's assertions with respect to *ExxonMobil Corp.* (avail. March 19, 2007), as discussed in the No-Action Request, BD believes that this decision is properly distinguishable in that the clause "in compliance with applicable law" contained in the Proposal (but not in the proposal in *ExxonMobil*) is precisely what brings the Proposal squarely within the scope of NJSA 14A:5-3, thereby rendering the Proposal substantially implemented by that statute.[1] The No-Action Request can be further distinguished from *ExxonMobil* on the ground

[1] As noted in the No-Action Request, the Staff has allowed a New Jersey company to exclude a similar proposal also containing the phrase "in compliance with applicable law" under Rule 14a-8(i)(10). *See Johnson & Johnson* (avail. February 19, 2008). In *Johnson & Johnson*, the company argued that the proposal in question had been substantially implemented under Rule 14a-8(i)(10) on two grounds: (i) by operation of Section 14A:5-3 of the Act, and (ii) by virtue of the planned adoption by the company of a bylaw amendment that would allow 25% of its shareholders to call a special meeting. In granting the company's request in *Johnson & Johnson*, the Staff did not specify on which ground it based its decision.

that, unlike *ExxonMobil*, the No-Action Request is supported by an opinion of New Jersey counsel (as was the case in *Johnson & Johnson*) that develops the legal basis under the Act to exclude the Proposal based on Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(7), as well as Rule 14a-8(i)(10).[2]

Contrary to Mr. Chevedden's argument that Section 14A:5-3 limits the ability of 10% shareholders to call a special meeting, the statute specifically allows the court to proceed "in a summary manner" to minimize any burden on shareholders and expedite consideration of such a request. Moreover, as discussed in the McCarter & English Opinion, the "good cause" standard includes consideration of whether a matter is a proper subject for shareholder action under the Act. Therefore, the denial by a judge of such a request would *per se* establish that the request would not be a proper subject for such a meeting.

With respect to Mr. Chevedden's attempt to narrow the supporting statement in the Proposal regarding a "major restructuring," it is clear from the context that the only reading of this statement that makes sense is, as discussed in the No-Action Request and the McCarter & English Opinion, that its very purpose is that shareholders would be able to call a special meeting to take precisely the type of action that the Act prohibits them from taking on their own initiative.

Exclusion of Portions of the Proposal

Contrary to Mr. Chevedden's assertion, *Staff Legal Bulletin 14B (September 15, 2004) §B.4* makes it clear that there continue to be certain situations where the Staff believes modification or exclusion of a statement may be consistent with its intended application of Rule 14a-8(i)(3), which BD believes is clearly the case here.

Mr. Chevedden's support for the statement in the Proposal that Mr. Larsen and Ms. Minehan "owned no stock" is an outdated report from *The Corporate Library*. As of the date the Proposal was submitted, as a matter of public record,[3] Mr. Larsen and Mr. Minehan each owned 1,575 restricted stock units and Ms. Minehan directly owns 1,000 shares.

---

[2] The Staff has also noted that "no-action and interpretative responses by the staff are subject to reconsideration and should not be regarded as precedents binding on the Commission." *Sec. Exch. Act Release No. 9006 (Oct. 29, 1970).*

[3] These transactions were reported on Form 4 with the Commission and are publicly available at the following web addresses:
http://www.sec.gov/Archives/edgar/data/10795/000124642608000008/xslF345X02/edgar.xml
http://www.sec.gov/Archives/edgar/data/10795/000124642608000011/xslF345X02/edgar.xml
http://www.sec.gov/Archives/edgar/data/10795/000124642608000040/xslF345X02/edgar.xml

Also, Mr. Chevedden does not provide support for his assertion that BD rendered Mr. Steiner's proposal in BD's 2008 proxy statement "less readable" (this assertion appears intended to qualify the statement in the Proposal that BD's 2008 proxy statement was "reverse-edited," itself an undefined term). In any event, it should be noted that Mr. Steiner's 2008 proposal received in its favor over 83% of the votes cast.

Finally, we note that Mr. Chevedden has stipulated that BD may exclude from the Proposal the following statement: "This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected."

This letter is being submitted electronically pursuant to guidance found on the Commission's website. A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden.

Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

cc: Mr. Kenneth Steiner
Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

October 19, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Becton, Dickinson and Company (BDX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is the second response to the company October 2, 2008 no action request, supplemented October 10, 2008.

The rule 14a-8 proposal states:
"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law."

Contrary to the company argument, there is no text in this proposal asking for a right to petition a court.

The key argument of the company is contrary to the very precedent that the company cites on page 2, but disingenuously only in a footnote:
ExxonMobil Corp. (March 19, 2007) which is attached.

The company seemed to be asking the Staff to essentially reverse ExxonMobil Corp. (March 19, 2007) without citing any precedent to reverse ExxonMobil Corp. It would seem that the key focus of the company no action request should be an attempt to develop reasons for ExxonMobil Corp. to be reversed. Yet the company only obliquely addressed ExxonMobil Corp. (March 19, 2007) in a 3-line footnote.

The company October 10, 2008 suppment makes a footnote reference to Johnson & Johnson (February 19, 2008). The Johnson & Johnson no action request devotes 5-pages to a By-Law Amendment that was adopted and 6-lines to the issue of shareholders purported already having the right to call a special meeting without the By-Law Amendment.

Apparently Johnson & Johnson considered its claim of already having the right for shareholders to call a special meeting such a weak argument that it adopted a By-Law Amendment.

Additionally the resolved statement of the proposal to Becton, Dickinson is drafted more carefully than the resolved statement in ExxonMobil Corp. (attached).

The company does not discuss any reason that would preclude it from adopting a By-Law Amendment like Johnson & Johnson did.

The company makes the totally unsupported claim that since New Jersey law allows shareholders to call a special by petitioning a court – that this is the only method that shareholders could use to call a special meeting under New Jersey law. The company does not discuss whether other New Jersey companies now allow shareholders to call a special meeting without petitioning a court – yet the company asks the Staff to make a determination for the first time on a new issue without complete information and analysis.

The company still cites no precedent that any rule 14a-8 proposal on any topic whatsoever was determined was ever determined substantially implemented by the Staff *solely* because shareholders could petition a court to obtain the same right that could be called for in a company's governing documents.

The company does not cite any proxy advisory service that gives the company credit for a shareholder right to call a special meeting. Nor does the company cite any other New Jersey company that has been given credit for a "shareholder right to call a special meeting" by a proxy advisory service when a company forces shareholders to petition a court for such a right. The company does not claim that it intends have any proxy advisory service change the company rating on this issue based on the claims in its no action request.

This proposal clearly asks that shareholders have additional rights – the right to call a special meeting:

1) Without petitioning a court.
2) Without the expenses of petitioning a court.
3) Without the delay of petitioning a court.
4) Without risking that a court could deny the shareholder petition for a right that could be called for in the company's governing documents.

The company claim is totally unsupported that it is no limitation on shareholders to force them to petition a court to obtain a right that could be called for in a company's governing documents.

The company does not claim that this proposal asks that the shareholders have a right to call a special meeting which would be beyond the rights that the Board of Directors, the Chairman of the Board or the President already have to call a special meeting according to the company's current bylaws and charter.

The company does not address whether the rule 14a-8 proposal specifically asks that shareholders have greater latitude in subject matter in calling a special meeting than the Board of Directors, the Chairman of the Board or the President according to the current bylaws and charter.

Although the company introduces the issue, the company does not address whether the current charter and bylaws allow the Board of Directors, the Chairman of the Board or the President to call a special meeting for no specified reason at all and for no good cause.

The company does not claim that a shareholder proposal must be drafted with greater precision than the company's bylaws and charter.

The supporting statement states that "Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting." Contrary to the company misstatement the rule 14a-8 proposal does not address a shareholder specifically calling a special meeting with respect to a major restructuring.

The company does not address the text of the supporting statement in relation to a situation where shareholders calling for a special meeting to replace a director closely precedes a company announcement of a major restructuring.

The company introduces a number of "impugn" arguments that have been made obsolete by Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Staff Legal Bulletin No. 14B (CF), September 15, 2004 said:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

In 2008 it was reported that two company directors owned no stock per the attached page from The Corporate Library. The company presented no evidence that these two directors owned stock on every day of 2008 to date.

The company provides no date for Mr. Minehan purportedly buying stock for the first time. The company does not claim that Mr. Larson now owns even one share of stock that he could sell at a future date – only "restricted stock units."

It appears that only this text can be omitted:
• This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.
Had the company included this change in its bylaws, which is preferable, this probably would have been caught sooner.

The company objects to mentioning that it made the 2008 rule 14a-8 proposal less readable than the original submission – yet the company omits the key evidence of the original submission and the damaged product the company fashioned out of the original submission rule 14a-8 proposal.

One example of the company's reverse editing, which the company claims it cannot comprehend, is that the company definitive proxy editor ignored the fact that the submitted rule 14a-8 proposal was divided into paragraphs. However the company's opposition statement made liberal use of editing the company text into separate paragraphs. The company also added a 1/3-page gap between the number listing of the proposal ("3.") and the title of the proposal. Yet the company inserted no such gap in regard to the management proposals or the other rule 14a-8 proposals. The company removed underlining from a website address in the supporting statement. The company removed bold highlighting of text at the end of the rule 14a-8 proposal text yet the company used bold highlighting at the end of its own opposition text.

The company now appears to claim that if a rule 14a-8 proposal receives substantial support that it would have been impossible for it to have been re-edited by the company to make it less readable.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal asks the board to amend the bylaws to give holders of 10% of the company's outstanding common stock the power to call a special meeting.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to the submission of the proposal. We note, however, that it appears that ExxonMobil failed to notify the proponent's designated representative of any procedural or eligibility deficiencies under rule 14a-8(b), as instructed by the proponent's cover letter. Accordingly, unless the proponent provides ExxonMobil with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

Exhibit in Exxon Mobil Corporation (March 19, 2007)

[Rule 14a-8 Proposal, December 6, 2006]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of 10% of shares may call a special meeting. Eastman Kodak is an example of a New Jersey incorporated company allowing 10% of shareholders to call a special meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings. This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

1 Becton Drive
Franklin Lakes, New Jersey 07417
Tel: 201.847.6800
www.bd.co

BD
Helping all people
live healthy lives

October 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-action request dated October 2, 2008

Dear Sir or Madam:

This letter is respectfully submitted in response to John Chevedden's letter (ostensibly as proxy for the Proponent) dated October 3, 2008, with respect to the above-referenced no-action request (the "No-Action Request"). (All capitalized terms have the same meanings as in the No-Action Request.) Mr. Chevedden raises various grounds on which he objects to BD's request to be allowed to exclude the entire Proposal as well as to BD's alternate request to be allowed to exclude or cause to be revised certain portions of the Proposal. This letter will respond specifically to Mr. Chevedden's points.

Exclusion of the Entire Proposal

Regarding Mr. Chevedden's assertions with respect to *ExxonMobil Corp.* (avail. March 19, 2007), as discussed in the No-Action Request, BD believes that this decision is properly distinguishable in that the clause "in compliance with applicable law" contained in the Proposal (but not in the proposal in *ExxonMobil*) is precisely what brings the Proposal squarely within the scope of NJSA 14A:5-3, thereby rendering the Proposal substantially implemented by that statute.[1] The No-Action Request can be further distinguished from *ExxonMobil* on the ground

[1] As noted in the No-Action Request, the Staff has allowed a New Jersey company to exclude a similar proposal also containing the phrase "in compliance with applicable law" under Rule 14a-8(i)(10). *See Johnson & Johnson* (avail. February 19, 2008). In *Johnson & Johnson*, the company argued that the proposal in question had been substantially implemented under Rule 14a-8(i)(10) on two grounds: (i) by operation of Section 14A:5-3 of the Act, and (ii) by virtue of the planned adoption by the company of a bylaw amendment that would allow 25% of its shareholders to call a special meeting. In granting the company's request in *Johnson & Johnson*, the Staff did not specify on which ground it based its decision.

that, unlike *ExxonMobil*, the No-Action Request is supported by an opinion of New Jersey counsel (as was the case in *Johnson & Johnson*) that develops the legal basis under the Act to exclude the Proposal based on Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(7), as well as Rule 14a-8(i)(10).[2]

Contrary to Mr. Chevedden's argument that Section 14A:5-3 limits the ability of 10% shareholders to call a special meeting, the statute specifically allows the court to proceed "in a summary manner" to minimize any burden on shareholders and expedite consideration of such a request. Moreover, as discussed in the McCarter & English Opinion, the "good cause" standard includes consideration of whether a matter is a proper subject for shareholder action under the Act. Therefore, the denial by a judge of such a request would *per se* establish that the request would not be a proper subject for such a meeting.

With respect to Mr. Chevedden's attempt to narrow the supporting statement in the Proposal regarding a "major restructuring," it is clear from the context that the only reading of this statement that makes sense is, as discussed in the No-Action Request and the McCarter & English Opinion, that its very purpose is that shareholders would be able to call a special meeting to take precisely the type of action that the Act prohibits them from taking on their own initiative.

Exclusion of Portions of the Proposal

Contrary to Mr. Chevedden's assertion, *Staff Legal Bulletin 14B (September 15, 2004) §B.4* makes it clear that there continue to be certain situations where the Staff believes modification or exclusion of a statement may be consistent with its intended application of Rule 14a-8(i)(3), which BD believes is clearly the case here.

Mr. Chevedden's support for the statement in the Proposal that Mr. Larsen and Ms. Minehan "owned no stock" is an outdated report from *The Corporate Library*. As of the date the Proposal was submitted, as a matter of public record,[3] Mr. Larsen and Mr. Minehan each owned 1,575 restricted stock units and Ms. Minehan directly owns 1,000 shares.

---

[2] The Staff has also noted that "no-action and interpretative responses by the staff are subject to reconsideration and should not be regarded as precedents binding on the Commission." *Sec. Exch. Act Release No. 9006 (Oct. 29, 1970).*

[3] These transactions were reported on Form 4 with the Commission and are publicly available at the following web addresses:
http://www.sec.gov/Archives/edgar/data/10795/000124642608000008/xslF345X02/edgar.xml
http://www.sec.gov/Archives/edgar/data/10795/000124642608000011/xslF345X02/edgar.xml
http://www.sec.gov/Archives/edgar/data/10795/000124642608000040/xslF345X02/edgar.xml

Also, Mr. Chevedden does not provide support for his assertion that BD rendered Mr. Steiner's proposal in BD's 2008 proxy statement "less readable" (this assertion appears intended to qualify the statement in the Proposal that BD's 2008 proxy statement was "reverse-edited," itself an undefined term). In any event, it should be noted that Mr. Steiner's 2008 proposal received in its favor over 83% of the votes cast.

Finally, we note that Mr. Chevedden has stipulated that BD may exclude from the Proposal the following statement: "This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected."

This letter is being submitted electronically pursuant to guidance found on the Commission's website. A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden.

Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

cc: Mr. Kenneth Steiner
Mr. John Chevedden

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

October 8, 2008

RECEIVED
2008 OCT -9 AM 11:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Becton, Dickinson and Company please find enclosed a no-action letter request with respect to a certain shareholder proposal and supporting statement submitted by Kenneth Steiner, with John Chevedden as his proxy, on August 22, 2008 for inclusion in the proxy materials Becton, Dickinson and Company intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

These materials were initially submitted via email on Thursday October 2, 2008. However, per my discussions with Mr. Will Hines of your office, due to an email error the attachment was not properly received in the cfletters@sec.gov mailbox. An error message that the email was not properly received was not generated. Attached as Attachment A is a copy of the initial submission and the subsequent attempt to resend the message at Mr. Hines' request.

As a result of the email error, the Company is now submitting this no-action request in hard copy format. Pursuant to Rule 14a-8(j), please find enclosed six copies of the Company's letter, the Proposal and its previous correspondence with Proponent. The Company has already mailed a copy of this submission to Proponent on October 2, 2008.

Please acknowledge receipt of this letter by date-stamping the attached copies of this letter and returning one to Mr. Dean J. Paranicas and one to me in the self-addressed, stamped envelopes provided for your convenience.

Please contact Mr. Dean J. Paranicas at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. Mr. Paranicas also may be reached by e-mail at dean_j_paranicas@bd.com, or by fax at (201) 847-5583.

Best Regards,

Ryan Gavin

Ryan M. Gavin

cc: Dean J. Paranicas

Attachment A

Gavin, Ryan M

From:	Gavin, Ryan M
Sent:	Thursday, October 02, 2008 11:47 AM
To:	'cfletters@sec.gov'
Cc:	'Dean_J_Paranicas@bd.com'
Subject:	Becton, Dickinson and Company - No-Action Letter Request
Attachments:	BD No Action Letter 10-2-08.pdf

Dear Sir or Madam,

On behalf of Becton, Dickinson and Company please find attached a no-action letter request

BD No Action Letter 10-2-08.pd...

with respect to a certain shareholder proposal and supporting statement submitted by Kenneth Steiner, with John Chevedden as his proxy, on August 22, 2008 for inclusion in the proxy materials Becton, Dickinson and Company intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

Please contact Mr. Dean J. Paranicas at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. Mr. Paranicas also may be reached by e-mail at dean_j_paranicas@bd.com, or by fax at (201) 847-5583.

Thank you,
Ryan Gavin

Ryan Gavin
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2098
Fax: (212) 455-2502
rgavin@stblaw.com

Gavin, Ryan M

From: Gavin, Ryan M
Sent: Wednesday, October 08, 2008 10:40 AM
To: 'cfletters@sec.gov'
Subject: FW: Becton, Dickinson and Company - No-Action Letter Request

Attachments: BD No Action Letter 10-2-08.pdf

Per Will Hines request, please find attached Becton Dickinson's No Action Letter Request.
Thanks,
Ryan

-----Original Message-----
From: Gavin, Ryan M

BD No Action Letter 10-2-08.pd...

Sent: Thursday, October 02, 20 8 5:11 PM
To: 'cfletters@sec.gov'
Subject: FW: Becton, Dickinson and Company - No-Action Letter Request

Good afternoon,
When possible, could you please send confirmation that the below email with attachment was received this morning? Thanks, Ryan

-----Original Message-----
From: Gavin, Ryan M
Sent: Thursday, October 02, 2008 11:47 AM
To: 'cfletters@sec.gov'
Cc: 'Dean_J_Paranicas@bd.com'
Subject: Becton, Dickinson and Company - No-Action Letter Request

Dear Sir or Madam,
On behalf of Becton, Dickinson and Company please find attached a no-action letter request with respect to a certain shareholder proposal and supporting statement submitted by Kenneth Steiner, with John Chevedden as his proxy, on August 22, 2008 for inclusion in the proxy materials Becton, Dickinson and Company intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

Please contact Mr. Dean J. Paranicas at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. Mr. Paranicas also may be reached by e-mail at dean_j_paranicas@bd.com, or by fax at (201) 847-5583.

Thank you,
Ryan Gavin

Ryan Gavin
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2098
Fax: (212) 455-2502
rgavin@stblaw.com

---

1 Becton Drive
Franklin Lakes, New Jersey 07417
Tel: 201.847.6800
www.bd.co

BD
Helping all people
live healthy lives

October 2, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Becton, Dickinson and Company, a New Jersey corporation ("BD"), is filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), with John Chevedden as his proxy, on August 22, 2008 and in revised form on August 23, 2008 (copies of the original and revised versions of the Proposal, together with related correspondence between BD and, respectively, the Proponent and Mr. Chevedden, are attached hereto as Appendix A), for inclusion in the proxy materials BD intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(7) or 14a-8(i)(10), BD excludes the Proposal in its entirety from its 2009 Proxy Materials. If the Staff does not concur with BD's request to exclude the entire Proposal, in reliance on Rule 14a-8(i)(3) we request that the Staff require the Proponent to revise the Proposal to remove or revise the statements that violate such Rule 14a-8(i)(3).

The Proposal

The Proposal requests that BD's Board of Directors "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law."

Statements of Reasons to Exclude the Entire Proposal

The Proposal is moot and has been substantially implemented

Rule 14a-8(i)(10) permits a company to exclude a proposal if the company has substantially implemented the proposal. BD respectfully submits that there is no need to amend its By-Laws or any other governing documents in order to grant shareholders the power to call special meetings. because the corporation laws of the State of New Jersey, under which BD is incorporated, already provide a means by which holders of 10% of the company's shareholders may call a special meeting.

Attached hereto as Appendix B is an opinion of the New Jersey law firm of McCarter & English, LLP (the "McCarter & English Opinion") setting forth the text of Section 14A:5-3 of the New Jersey Business Corporation Act (the "Act") and providing background information related thereto. As described in the McCarter & English Opinion, notwithstanding any other provisions of the by-laws of a New Jersey corporation, under Section 14A:5-3, the holders of 10% or more of the shares entitled to vote at a meeting of shareholders of the corporation may make an application to the Superior Court which, in a summary action, may order a special meeting of shareholders "for good cause shown."

Taken literally, the Proposal has already been fully implemented because, under Section 14A:5-3, holders of 10% or more of BD stock already have the "power to call a special shareowner meeting, in compliance with applicable law." [1] To the extent that the Proposal seeks to cause BD to incorporate the statutory provisions of Section 14A:5-3 into its By-Laws and other governing documents, doing so would not give BD's shareholders any rights that they do not already possess under New Jersey law. Accordingly, the Proposal is already fully implemented and should be excluded under Rule 14a-8(i)(10).[2]

---

[1] We respectfully submit that the inclusion of the phrase "in compliance with applicable law" distinguishes the Proposal from the shareholder proposal at issue in *ExxonMobil Corp.* (avail. March 19, 2007) (company could not exclude proposal seeking to give holders of 10% of company's stock the power to call a special meeting).

[2] It should be noted that the Securities and Exchange Commission has indicated that whether a proposal has been substantially implemented under Rule 14a-8(i)(10) is not necessarily dependent on the means by which implementation is achieved. When it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented by action of management, observing that mootness can be caused for reasons other than the actions of management such as statutory enactments, court decisions, business changes and supervening corporate events. *Exchange Act Release No. 12999, Nov. 22, 1976. See also Intel Corp.* (avail. Feb. 14, 2005) (proposal asking company to establish a policy of expensing future stock options had been substantially implemented through the Financial Accounting Standards Boards adoption of Statement No 123(R)).

Even if the Staff interprets the Proposal as requesting the power to call a special meeting under circumstances where such right would not otherwise be available under Section 14A:5-3, the Staff should nonetheless exclude the Proposal under Rule 14a-8(i)(10) as substantially, if not fully, implemented. As stated above, the holders of 10% of BD's outstanding common stock already have the power to call a special shareholder meeting under New Jersey law. The Proponent may argue that the right granted under the Act is too restrictive in that it requires the showing of good cause upon application to the Superior Court, whereas the Proposal would not impose these restrictions. The only additional power the Proposal seeks, therefore, is the power to call special meetings under circumstances where, concededly, no good cause can be shown. However, it cannot be fairly said that the Proposal has not been substantially implemented within the meaning of Rule 14a-8(i)(10) simply because shareholders do not have the right to convene a special meeting for frivolous reasons. It is well-settled that, to be substantially implemented, a proposal does not have to be fully effected. *Exchange Act Release No. 20091, August 16, 1983*. Therefore, the Proposal should be deemed to be "substantially implemented" if the important governance concerns addressed by the Proposal have been adequately addressed, which we believe the New Jersey Legislature has done through Section 14A:5-3 of the Act.

Moreover, there is nothing in the New Jersey statute, or any cogent policy arguments, to support the proposition that shareholders should have an unfettered right to call special meetings. In fact, as more fully explained in the McCarter & English Opinion, the New Jersey Legislature imposed the "good cause" restrictions on the right of shareholders to petition for a special meeting for the specific purpose of protecting corporations from abusive, multiple calls for special meetings by minority shareholders. If BD is not able to exclude the Proposal from its 2009 Proxy Materials, the Proposal, if implemented, would permit the requisite holders to call a special meeting or meetings of shareholders in the absence of any good reason, or indeed for no specified reason at all, which, as discussed in the McCarter & English Opinion, is contrary to the Legislature's clear intent.

Accordingly, the Proposal should be deemed moot as having been substantially implemented by the provisions of the Act, and, therefore, may be excluded from BD's 2009 Proxy Materials under Rule 14a-8(i)(10).[3]

---

[3] We note in this regard that the Staff previously allowed a New Jersey company to exclude a similar proposal submitted by the Proponent under Rule 14a-8(i)(10). *Johnson & Johnson* (avail. February 19, 2008).

The Proposal would permit shareholder action on matters that are not proper subjects for shareholder action and would violate New Jersey law

Rule 14a-8(i)(1) allows a company to exclude a proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's incorporation. Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would cause the company to violate any state federal or foreign law to which the company is subject. We believe the Proposal is excludable on these bases.

As noted above, the statutory right to have a court order a special meeting is contingent on a showing of "good cause," and, as stated in the McCarter & English Opinion, one of the criteria for a showing of "good cause" is that the subject matter for which a shareholder meeting was sought would be proper for shareholder action under New Jersey law. The Proposal, however, contains no such restriction. To the contrary, the Proposal would permit shareholders to convene special meetings for any matter of interest to such shareholders. This means the Proposal would allow shareholders to convene special meetings with respect to matters, such as mergers or charter amendments, which, under New Jersey law, must first be approved by a company's board of directors before being submitted to shareholders.[4] This is made clear by the Proponent's supporting statement, which states that the Proposal would allow any shareholder to call a special meeting with respect to a "major restructuring." However, without the requisite prior board approval, shareholder action on such matters would clearly be improper. In addition, as more fully explained in the McCarter & English Opinion, such shareholder action would be a violation of New Jersey law. Accordingly, because the Proposal would allow shareholders to act on matters that are not a proper subject for shareholder action in violation of state law, the Proposal should be excluded under Rule 14a-8(i)(1) and Rule 14a-8(i)(2).[5]

---

[4] See Section 14A:10-1 and Section 14A:9-1 of the Act.

[5] The Staff has previously concurred that stockholder proposals requesting an amendment of the bylaws and other governing documents that would result in violation of state law could properly be omitted from proxy statements under Rule 14a-(8)(i)(2). *See, e.g., CA. Inc.* (avail. July 17, 2008) (proposal requiring any shareholder be reimbursed for costs in connection with nomination of director in contested election violates Delaware law); *Schering Plough Corporation* (avail. March 27, 2008) (proposed cumulative voting requirement in bylaws would conflict with certificate of incorporation and therefore violate state law); *Tiffany & Co.* (avail. March 26, 2007); *Tiffany & Co.* (avail. March 13, 2007) (proposed shareholder right to call special meeting in bylaws would conflict with certificate of incorporation and therefore violate state law); *Northrop Grumman Corp.* (avail. March 26, 2007); *Northrop Grumman Corp.* (avail. March 13, 2007) (proposed shareholder right to call special meeting in bylaws would conflict with certificate of incorporation, and, therefore, violate state law); *AlliedSignal, Inc* (avail. Jan. 29, 1999) (proposed super majority vote requirement in bylaws would conflict with certificate of incorporation, and, therefore, violate state law); and *Weirton Steel Corp.* (avail. March 14, 1995) (proposed change in director qualifications in bylaws would conflict with certificate of incorporation, and, therefore, violate state law).

The Proposal would permit shareholder action either on matters relating to BD's ordinary business operations or on matters that are not relevant

Rule 14a-8(i)(7) allows a company to exclude a proposal if the proposal deals with a matter relating to a company's ordinary business operations. As discussed below, we believe the Proposal is excludable on this basis.

As stated above, the Proposal would allow the requisite shareholders to call a special meeting to act on any matter, without restriction. This includes matters that are a proper subject of shareholder action and for which, as discussed above, New Jersey has already provided a right to call a special meeting. Matters that are not proper subjects for shareholder action would, of necessity, relate to BD's ordinary business operations (unless they do not relate to BD at all, in which case there should be no basis at all for the right to convene the meeting). Therefore, while the Proposal itself does not, *per se*, concern BD's ordinary business operations, the practical effect of the Proposal is that it would provide shareholders a means to act on such matters. In this respect, the Proposal is the functional equivalent of (and should be treated by the Staff no differently than) shareholder proposals for which the Staff has previously granted no-action relief under Rule 14a-8(i)(7).[6] Shareholders should not be allowed to use the special meeting mechanism to bring before BD's shareholders matters that they could not include in BD's proxy statement under Rule 14a-8. To do so would allow shareholders to do an end-run around the SEC's proxy rules.

Because the Proposal would permit shareholder action on matters relating to BD's ordinary business operations, it violates New Jersey state law

Section 14A:6-1 of the Act provides that the business and affairs of a New Jersey corporation are to be managed by the board of directors, except as otherwise provided in the Act or the company's certificate of incorporation.[7] The Proposal, however, would allow shareholders to intrude on this statutory right of the board of directors. As stated above, there is nothing in the Proposal that restricts the requisite shareholders from convening special meetings for any reason they see fit, including matters related to BD's ordinary business operations. It is clear, however, that New Jersey law gives sole authority over these matters to the board of directors. Because there are no restrictions on the matters for which

[6] *See, e.g., The Bear Stearns Companies Inc.* (avail. February 14, 2007) (general legal compliance program); *Vishay Intertechnology, Inc.* (avail. March 28, 2008) (management of existing debt): and *General Motors Corporation* (avail. March 28, 2008) (terms of conflicts of interest policy).

[7] Nothing in BD's Restated Certificate of Incorporation limits BD's Board of Directors in managing the business and affairs of BD.

special shareholder meetings could be called, the Proposal conflicts with the clear language of the Act. On this basis, the Proposal should be excluded under Rule 14a-8(i)(2).[8]

Statements of Reasons to Exclude Portions of the Proposal

If the Staff does not concur that BD may exclude the Proposal in its entirety for the reasons discussed above, BD believes that certain supporting statements contained in the Proposal may properly be excluded from its 2009 Proxy Materials because they are contrary to Rule 14a-9, which prohibits false and misleading statements (Rule 14a-8(i)(3)). The Staff has recognized that a proposal or portions of a proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because a factual statement is materially false and misleading, or if a statement directly or indirectly impugns a person's character, integrity or personal reputation without foundation. *See Staff Legal Bulletin No. 14B (September 15, 2004) §B.4.*

The statements in question are framed in the context of the Proponent's statement regarding "improvements needed in our company's corporate governance and individual director performance," and are among a litany of items characterized in the aggregate as "governance and performance issues" with respect to BD's directors and corporate governance practices. The statements in question could materially mislead shareholders in that they suggest without any foundation therefor that BD's corporate governance practices are flawed and have resulted in directors whose independence is questionable. In fact, BD has well-established strong governance practices and policies that demonstrate the Board's commitment to transparency and accountability, and BD will be presenting for shareholder approval at the 2009 Annual Meeting of Shareholders a proposal whereby all directors standing for election would be elected to one-year terms.

We believe the statements in question should be properly excluded or revised. The statements are as follows:

1) *Two directors owned no stock:*
   Marshall Larson [sic]
   Cathy Minehan

[8] The Staff has consistently respected the board of directors' authority to manage the business and affairs of a New Jersey company. *See Merck & Co., Inc.* (avail. January 11, 2008) (management of the workplace); *Hudson United Bancorp* (avail. January 26, 2005) (general compensation policy); and *IBS Financial Corp.* (avail. October 20, 2005) (general compensation policy).

This statement is objectively false and misleading. It is a matter of public record that Marshall Larsen and Cathy Minehan (both of whom were first elected by the shareholders at the 2008 Annual Meeting of Shareholders) each currently holds 1,575 restricted stock units and that Ms. Minehan holds an additional 1,000 shares of BD common stock that she purchased in the open market. Moreover, BD's Board of Directors believes that directors should hold meaningful equity ownership positions in BD, and, to that end, approximately two-thirds of the annual base compensation of each non-management director (not including Committee chair fees) is paid in the form of restricted stock units that are required to be held until directors conclude their Board service. In addition, all non-management directors are required to comply with share ownership guidelines. See pages 14 and 18 of BD's 2008 proxy statement.

2) *Cathy Minehan also received 10-times as many no-votes compared to three other Becton, Dickinson directors.*
   Plus Ms. Minehan amazingly received 20 million more no-votes than a proposal that was targeted for a no-vote by our management.
   This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.
   Plus Ms. Minehan will not be subject to a shareowner vote until 2011.

By stating the relative amounts of "no votes" (votes withheld) received by the directors, this statement misleadingly suggests that there was significant opposition to the continued service of Ms. Minehan (a former President and Chief Executive Officer of the Federal Reserve Bank of Boston) as an independent member of BD's Board of Directors. In fact, Ms. Minehan was elected with the support of the holders of more than 167 million shares. These clauses, in a vague and misleading manner, can be read to impugn Ms. Minehan's character, integrity and personal reputation as well as her qualifications and worthiness to be a director based solely upon the numerical comparisons between Ms. Minehan's voting results and other voting results. The statement continues with a misleading account of BD's corporate governance, suggesting that Ms. Minehan would serve as a director if she received "only one vote." In fact, as set forth in detail on pages B-6 and B-7 of BD's 2008 proxy statement, BD's Board has adopted a policy whereby any nominee in an uncontested director election who receives more votes "withheld" from his or her election than votes "for" his or her election must offer to submit his or her resignation following the shareholder vote.

3) *Our company did not have an Independent Chairman.*
   This was compounded by the 21-years tenure-for our Lead Director, Henry Becton – Independence concern.

This statement is vague, objectively false and misleading because it suggests that Henry P. Becton, Jr., BD's current Lead Director, is not independent solely by virtue of his longevity as a director, and further implies that he has been the Lead Director for an excessive length of time. It also impugns Mr. Becton's and the Board's integrity because it suggests that he has been improperly selected as an independent Lead Director when he himself is not (or may not be) independent. In fact, pursuant to BD's Corporate Governance Principles, the Lead Director is selected by the independent directors (all of whom have been determined by the Board to be so), and the selection of the Lead Director is reviewed at least annually by the Board's Corporate Governance and Nominating Committee. In addition, Mr. Becton, who has been Lead Director only since 2005, has consistently been determined by the Board to be independent.

> 4) *Our management reverse-edited part of our 2008 proxy statement to make it less readable.*

This statement is vague, false and materially misleading and impugns the Board's and management's integrity because it asserts without any supporting information that, in some unspecified way, BD intentionally manipulated the contents and presentation of material in its 2008 proxy statement to adversely impact shareholders' ability to comprehend the contents. In any event, it is impossible to determine what the statement "reverse-edited" even means.

Conclusion

Based on the foregoing, BD respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, BD excludes from its 2009 Proxy Materials the Proposal in its entirety. In the alternative, BD respectfully requests that the Staff require the Proponent to revise the Proposal to remove or revise any statements that would violate Rule 14a-8(i)(3). If the Staff does not concur with either of BD's positions, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

BD expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about December 22, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before BD files its definitive 2009 Proxy Materials. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14C, we are enclosing herewith a copy of each of this letter, the Proposal, correspondence between BD and, respectively, the Proponent and Mr. Chevedden, and the McCarter & English Opinion. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden as notification of BD's intention to omit from its 2009 Proxy Materials either the Proposal in its entirety or the statements in question. This letter constitutes BD's statement of the reasons it deems the omission of the Proposal or the omission or revision of the statements in question to be proper.

Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed mailing packet.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

Attachments

cc w/ att: Mr. Kenneth Steiner
Mr. John Chevedden

APPENDIX A

The Proposal and related correspondence between BD and, respectively, the Proponent and John Chevedden

olmsted
*** FISMA & OMB Memorandum M-07-16 ***
08/22/2008 11:26 PM

To Dean Paranicas <Dean_J_Paranicas@bd.com>
cc
bcc
Subject Rule 14a-8 Proposal

History: This message has been forwarded.

Please see the attachment.

CCE00000.pdf

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward J. Ludwig
Chairman
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417

Rule 14a-8 Proposal

Dear Mr. Ludwig,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

PH: *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — 8/11/08
Kenneth Steiner — Date

cc: Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

[BDX: Rule 14a-8 Proposal, August 22, 2008]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when they think a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Honeywell then announced that it adopted this proposal topic.

Fortunately our board said it will take the steps necessary to adopt annual election of each director. This was apparently in response to our 83% shareholder vote for a 2008 shareowner proposal regarding adoption of annual election of each director within one-year. However our company said it will drag out its adoption process over a 3-year period.

Statement of Kenneth Steiner

The merits of this Special Shareholder Meetings proposal should be considered in the context of improvements needed in our company's corporate governance and individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Two directors owned no stock:
  - Marshall Larson
  - Cathy Minehan
- Cathy Minehan also received 10-times as many no-votes compared to three other Becton, Dickinson directors.
- This was compounded by the fact that under our obsolete governance Cathy Minehan needed only one yes-vote from our 240 million shares to be elected.
- We had an 80% shareowner vote requirement which could prevent us from obtaining a profitable offer for our stock.
- We had no shareholder right to call a special meeting.

- Our company did not have an Independent Chairman.
- This was compounded by the 21-years of director tenure for our Lead Director, Henry Becton – Independence concern.
- Total CEO annual pay was $21 million and we, as shareowners did not have the opportunity to cast an advisory vote on this $21 million in CEO pay.
- Plus the same Henry Becton chaired our executive pay committee.
- We did not have cumulative voting.
- Some directors will have 3-year terms until 2011.
- Our management reverse-edited part of our 2008 proxy statement to make it less readable.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Kenneth Steiner sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.



olmsted
*** FISMA & OMB Memorandum M-07-16 ***
08/23/2008 11:36 PM

To Dean Paranicas <Dean_J_Paranicas@bd.com>
cc
bcc
Subject Updated Rule 14a-8 Proposal (BDX)

History: This message has been replied to and forwarded.

Please see the attachment.

CCE00000.pdf

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward J. Ludwig
Chairman
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417

8-23-08 UPDATE

Rule 14a-8 Proposal

Dear Mr. Ludwig,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

PH: *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — Date: 8/11/08

cc: Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

[BDX: Rule 14a-8 Proposal, August 22, 2008, Updated August 23, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics. Honeywell soon announced that it adopted this proposal topic.

Fortunately our board said it will take the steps necessary to adopt annual election of each director. This was apparently in response to our 83% vote for a 2008 shareowner proposal to adopt annual election of each director within one-year. However our company said it will drag out its adoption process for 3-years.

Statement of Kenneth Steiner

The merits of this Special Shareowner Meetings proposal should be considered in the context of improvements needed in our company's corporate governance and individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Two directors owned no stock:
  - Marshall Larson
  - Cathy Minehan
- Cathy Minehan also received 10-times as many no-votes compared to three other Becton, Dickinson directors.
- Plus Ms. Minehan amazingly received 20 million more no-votes than a proposal that was targeted for a no-vote by our management.
- This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.
- Plus Ms. Minehan will not be subject to a shareowner vote until 2011.

Additionally:

- We had an 80% shareowner vote requirement which could prevent us from obtaining a profitable offer for our stock.
- Our company did not have an Independent Chairman.
- This was compounded by the 21-years of director tenure for our Lead Director, Henry Becton – Independence concern.
- Total CEO annual pay was $21 million and we, as shareowners did not have the opportunity to cast an advisory vote on this $21 million paycheck.
- Plus the same Henry Becton chaired our executive pay committee.

• We did not have cumulative voting.
• Some directors will have 3-year terms until 2011.
• Our management reverse-edited part of our 2008 proxy statement to make it less readable.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Dean J Paranicas /FLKS/BDX	To	*** FISMA & OMB Memorandum M-07-16 ***
09/02/2008 05:10 PM	cc	
	bcc	
	Subject	Re: Updated Rule 14a-8 Proposal (BDX)

Mr. Chevedden- As requested by Mr. Steiner, I acknowledge receiving the below e-mail on August 23, as well as your e-mail on August 22, 2008 transmitting Mr. Steiner's original proposal.

Dean Paranicas

cc: Mr. Kenneth Steiner

BD

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
Tel.: (201) 847-7102
Fax: (201) 847-5305
E-mail: dean_j_paranicas@bd.com

olmsted *** FISMA & OMB Memorandum M-07-16 ***

olmsted *** FISMA & OMB Memorandum M-07-16 ***	To	Dean Paranicas <Dean_J_Paranicas@bd.com>
08/23/2008 11:36 PM	cc	
	Subject	Updated Rule 14a-8 Proposal (BDX)

Please see the attachment.

CCE00000.pdf

Dean J Paranicas/FLKS/BDX	To	*** FISMA & OMB Memorandum M-07-16 ***
09/04/2008 05:17 PM	cc	
	bcc	
	Subject	Shareholder proposal

Mr. Chevedden: Attached please find a letter that I sent today to Mr. Steiner regarding his shareholder proposal.

Dean Paranicas

BD

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
Tel.: (201) 847-7102
Fax: (201) 847-5305
E-mail: dean_j_paranicas@bd.com

Kenneth Steiner - 9-04-08 Letter.pdf

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD
Helping all people live healthy lives

VIA OVERNIGHT COURIER

September 4, 2008

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

I am writing to notify you of deficiencies with respect to the above-referenced shareholder proposal, which we received on August 23, 2008. Specifically, Rule 14a-8(b), the text of which is enclosed herewith as Annex A, provides that a shareholder proponent must have continuously held for at least one year by the date the proposal is submitted at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, coupled with a written statement that the proponent intends to continue ownership of the shares through the date of the company's annual or special meeting.

While you make reference in your cover letter and in the notes accompanying your proposal to your intention to continue to hold the "required stock value" of the common stock of Becton, Dickinson and Company (the "Company") through the date of the Company's annual meeting, you do not appear on the Company's stock records as an owner of record of Company common stock, and the Company has not received proof of your beneficial ownership of the Company's securities as required by Rule 14a-8 of the Securities Exchange Act of 1934. A shareholder proponent must prove his or her eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). In order to remedy the deficiencies noted above, you must provide the Company with proof of your beneficial ownership required by Rule 14a-8(b) within 14 calendar days of your receipt of this notice. Failure to do so will permit the Company to exclude your proposal from the Company's proxy materials.

Very truly yours,

Dean J. Paranicas

Enclosure

cc: Mr. John Chevedden

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.



olmsted
*** FISMA & OMB Memorandum M-07-16 ***
09/05/2008 10:51 AM

To Dean Paranicas <Dean_J_Paranicas@bd.com>
cc Pat Walesiewicz <Patricia_Walesiewicz@bd.com>
bcc
Subject Broker Letter (BDX)

History: This message has been forwarded.

Mr. Paranicas, Please see the attached broker letter. Please advise on Monday whether or not there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden
cc: Kenneth Steiner

CCE00000.pdf

DJF

DISCOUNT BROKERS

Date: 5 September 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 600 shares of Becton Dickinson Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/16/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD

Helping all people
live healthy lives

VIA OVERNIGHT COURIER AND FIRST CLASS MAIL

September 25, 2008

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

We unsuccessfully attempted to deliver to you by overnight courier the enclosed deficiency letter regarding your shareholder proposal referenced above. However, Mr. Chevedden responded on your behalf and provided the required information. Accordingly, the enclosed copy of the deficiency letter is provided to you for your information.

Very truly yours,

Dean J. Paranicas

Enclosure

cc: Mr. John Chevedden

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD
Helping all people live healthy lives

VIA OVERNIGHT COURIER

September 4, 2008

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

I am writing to notify you of deficiencies with respect to the above-referenced shareholder proposal, which we received on August 23, 2008. Specifically, Rule 14a-8(b), the text of which is enclosed herewith as Annex A, provides that a shareholder proponent must have continuously held for at least one year by the date the proposal is submitted at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, coupled with a written statement that the proponent intends to continue ownership of the shares through the date of the company's annual or special meeting.

While you make reference in your cover letter and in the notes accompanying your proposal to your intention to continue to hold the "required stock value" of the common stock of Becton, Dickinson and Company (the "Company") through the date of the Company's annual meeting, you do not appear on the Company's stock records as an owner of record of Company common stock, and the Company has not received proof of your beneficial ownership of the Company's securities as required by Rule 14a-8 of the Securities Exchange Act of 1934. A shareholder proponent must prove his or her eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). In order to remedy the deficiencies noted above, you must provide the Company with proof of your beneficial ownership required by Rule 14a-8(b) within 14 calendar days of your receipt of this notice. Failure to do so will permit the Company to exclude your proposal from the Company's proxy materials.

Very truly yours,

Dean J. Paranicas

Enclosure

cc: Mr. John Chevedden

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

APPENDIX B

Opinion of McCarter & English, LLP

McCARTER ENGLISH
ATTORNEYS AT LAW

September 30, 2008

Becton, Dickinson and Company
1 Becton Drive,
Franklin Lakes, NJ 07417-1880

Re: Shareholder Special Meeting Proposal Submitted By Kenneth Steiner

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T 973-622-4444
F 973-624-7070
www.mccarter.com

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Becton, Dickinson and Company, a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), which the Proponent intends to present at the Company's 2009 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Act").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company (the "Certificate"); (ii) the By-Laws of the Company, as amended and restated as of September 23, 2008 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal requests that BD's Board of Directors "take the steps necessary to amend [BD's] bylaws and each appropriate governing document to give holders of 10% of [BD's] outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law."

Discussion

You have asked for our opinion as to the following questions:

First, whether, under the Act, holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of the shareholders.

Second, whether the Proposal, if implemented by the Company, would be valid under the Act.

As set forth in greater detail below, it is our opinion that:

Under the Act, holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of shareholders by following the procedures set forth in the Act; and

The Proposal, if implemented by the Company, would not be valid under the Act, because the amendments which it envisions being adopted by the Company's Board of Directors would violate the Act.

Special Shareholders Meetings under the Act

Section 14A:5-3 of the Act deals with the subject of special shareholders meetings, and reads as follows:

> "14A:5-3. Call of special meetings of shareholders. Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order."

Therefore, it is clear that ten percent shareholder(s) of a New Jersey corporation have the right to petition a court to hold a special shareholders meeting, regardless of whether or not this right is specified in a company's bylaws or certificate of incorporation. The New Jersey courts have affirmed that the Act affords ten percent shareholder(s) this right. See Lanza v. New Global Communications, Inc., 2005 WL 2759215 (N.J. Super. Ch. Div. 2005) (Court affirmed that plaintiffs, who owned more than ten percent of the voting shares, are entitled to a court order calling a special meeting.) Although the Act does not define the term "good cause", in our opinion it includes factors such as whether or not the matter which is proposed to be voted on at the special shareholders meeting is a proper subject for shareholder action under the Act, and whether or not such subject can, or should be, dealt with by other means, such as action by the Board of Directors or by the shareholders at the next annual meeting.

While the right to call a special meeting under Section 14A:5-3 is not unfettered, the intent of the requirement in that section to obtain a court order was not to prevent or materially impair ten percent shareholder(s) of a New Jersey corporation fro m calling a special meeting of its shareholders for good cause. Of particular relevance here is the legislative history of this section. The official Comments of the Commissioners of the 1968 Corporation Law Revision Commission, the original drafters of this section of the Act, include the following discussion:

> "This section authorizes the president or the board to call a special meeting. In addition, it specifies that such a meeting may be called by such other officers, directors or shareholders as may be provided in the by-laws. Section 26 of the Model [Corporation] Act gives to holders of 10% of all shares entitled to vote at a meeting the right to call a special meeting, regardless of any greater percentage requirement which the by-laws might impose. The Commission has accepted the Model Act limitation of 10%, <u>but has added the requirement that the shareholders must apply to the court for an order directing a meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders</u>." (Emphasis supplied.)

As indicated by its official Comments, the Commission was concerned about "multiple calls for special meetings by minority shareholders," and chose to incorporate a specific safeguard in that section to limit the ten percent shareholder(s)' ability to call a special meeting: a court must find "good cause" to order the holding of a special meeting.

The Proposal, If Adopted, Would Cause The Company to Violate New Jersey Law.

<u>Statutory Procedure for Approval of Business Combinations and Amendments to Certificate of Incorporation Under the Act</u>

It appears evident from the Proponent's supporting statement that he intends the amendments called for by the Proposal to enable ten percent of the shareholders to call a special meeting with respect to a "major restructuring." Although he does not define what he means by the use of this term, to the extent that such transactions would involve a merger or consolidation of the Company or the sale of all or substantially all of the Company's assets (14A:10-1 et. seq.), or any amendment to the Company's Certificate (14A:9-1 et. seq.), then allowing the shareholders to call a special meeting to vote on such transactions or amendments would be inconsistent with the procedure expressly set forth in the Act. The Act clearly states that each such transaction or amendment must first be approved by the board of directors, and only then submitted by the board to a vote of shareholders. There is no provision in the Act which would allow the Company to vary this mandatory procedure. To the extent that the Proponent is attempting to circumvent this statutory procedure and give the shareholders of the Company a means of voting on such transactions or amendments, even if the same have not yet been approved (or even were previously disapproved by the Board of Directors), then the Proposal would cause the Company to violate the Act.

Duties of the Board of Directors under the Act

In our opinion, adoption of the Proposal would also violate the Act because it is inconsistent with the provisions of the Act that vest management authority in the Board of Directors.

It is a fundamental principle of the Act that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."[1] Section 14A:6-1(1). New Jersey courts have held that although the shareholders are the owners of a corporation, the directors are charged with the management of its business and affairs. See In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J. 258, 277 (2002) (shareholders challenged the decision of the board of directors not to institute legal proceedings on behalf of the corporation against officers and directors). Furthermore, intrusions in the regular internal affairs of a New Jersey corporation are not regarded with favor by New Jersey courts. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J. Super. 401, 404 (Ch. Div. 1950) (action for dissolution brought by holders of one-half of the shares). Questions of management policy are left solely to the discretion of the directors, and the shareholders cannot question the acts of the directors so long as they were taken in furtherance of the corporation's purposes, were not unlawful, and were done in the exercise of good faith and honest judgment (otherwise known as the "business judgment rule"). Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952), aff'd, 12 N.J. 467 (1953) (suit by shareholder to enjoin corporation from granting stock options to executives). "'Questions of policy of management .... are left solely to the honest decision of the directors, if their powers are without limitation and free from restraint. To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation.'" Brooks v. Standard Oil Company (New Jersey), 308 F.Supp. 810, 814 (S.D.N.Y. 1969) (citing Ellerman v. Chicago Junction Ry. Co., 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)). See also Daloisio v. Peninsula Land Co., 43 N.J. Super. 79 (App. Div. 1956) (shareholder challenge to a corporation's failure to complete a purchase of real estate), where it was stated by the court that the business

[1] Section 14A:6-1 of the Act provides that the business and affairs of a New Jersey corporation are to be managed by the board of directors, except as otherwise provided in the Act or the company's certificate of incorporation. We have found nothing in the Company's Certificate which limits the directors' ability to manage its business and affairs.

judgment rule protects, among other things, the board's decision as to how best to appropriate corporate funds to advance the corporation's interests.

The Proposal would enable a ten percent shareholder(s) to call a special meeting for any purpose, including those that would intrude upon the management powers vested in the Company's Board of Directors by Section 6-1 of the Act. As discussed above, such intrusion would violate the Act.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that:

Under the Act, holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of shareholders by following the procedures set forth in the Act; and

The Proposal, if implemented by the Company, would not be valid under the Act because the amendments which it envisions being adopted by the Company's Board of Directors would violate the Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

McCarter & English, LLP

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

October 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Becton, Dickinson and Company (BDX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is the initial response to the company October 2, 2008 no action request.

The rule 14a-8 proposal states:
"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, in compliance with applicable law."

The key argument of the company is contrary to the very precedent that the company cites on page 2, but disingenuously only in a footnote:
ExxonMobil Corp. (March 19, 2007) which is attached.

The company is asking the Staff to essentially reverse ExxonMobil Corp. (March 19, 2007) without citing any precedent contrary to ExxonMobil Corp. It would seem that the key focus of the company no action request should be to attempt to develop reasons for ExxonMobil Corp. to be reversed. Yet the company only addresses three footnote lines to ExxonMobil Corp. (March 19, 2007).

Additionally the resolved statement of the proposal to Becton, Dickinson is drafted more carefully than the resolved statement in ExxonMobil Corp. (attached).

The company cites no precedent that any rule 14a-8 proposal on any topic whatsoever was determined substantially implemented by the Staff because shareholders could petition a court to obtain the same right that was addressed by a rule 14a-8 proposal – but without a requirement to petition a court.

The company does not cite any proxy advisory service that gives the company credit for a shareholder right to call a special meeting. Nor does the company cite any other New Jersey company that has been given credit for a "shareholder right to call a special meeting" by a proxy advisory service when a company forces shareholders to petition a court for such a right. The company does not claim that it intends have any proxy advisory service change the company rating on this issue based on the claims in its no action request.

This proposal clearly asks that shareholders have additional rights – the right to call a special meeting:

1) Without petitioning a court.
2) Without the delay associated with petitioning a court.
3) Without risking that a court will deny the shareholder petition.

The company does not claim that this proposal asks that the shareholders have a right to call a special meeting which would be beyond the rights that the Board of Directors, the Chairman of the Board or the President already have to call a special meeting according to the company's current bylaws and charter.

Although the company introduces the issue, the company does not address whether the current charter and bylaws allow the Board of Directors, the Chairman of the Board or the President to call a special meeting for no specified reason at all and for no good cause.

The company does not address whether the rule 14a-8 proposal specifically asks that shareholders have greater latitude in subject matter in calling a special meeting than the Board of Directors, the Chairman of the Board or the President according to the current bylaws and charter.

The company does not claim that a shareholder proposal must be drafted with greater precision than the company's bylaws and charter.

The supporting statement states that "Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting." Contrary to the company misstatement the rule 14a-8 proposal does not address a shareholder specifically calling a special meeting with respect to a major restructuring.

The company introduces a number of "impugn" arguments that have been made obsolete by Staff Legal Bulletin No. 14B (CF), September 15, 2004.

In 2008 it was reported that two directors owned no stock per the attached page from The Corporate Library. The company presented no evidence that these two directors owned stock on every day of 2008 to date.

It appears that only this text can be omitted:
• This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.
Had the company included this change in its bylaws, which is preferable, this probably would have been caught sooner.

The company objects to mentioning that it made the 2008 rule 14a-8 proposal less readable than the original submission – yet the company omits the key evidence of the original submission and the damaged product the company fashioned out of the original submission rule 14a-8 proposal.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal asks the board to amend the bylaws to give holders of 10% of the company's outstanding common stock the power to call a special meeting.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to the submission of the proposal. We note, however, that it appears that ExxonMobil failed to notify the proponent's designated representative of any procedural or eligibility deficiencies under rule 14a-8(b), as instructed by the proponent's cover letter. Accordingly, unless the proponent provides ExxonMobil with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

Exhibit in Exxon Mobil Corporation (March 19, 2007)

[Rule 14a-8 Proposal, December 6, 2006]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of 10% of shares may call a special meeting. Eastman Kodak is an example of a New Jersey incorporated company allowing 10% of shareholders to call a special meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings. This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

*** FISMA & OMB Memorandum M-07-16 ***

END